Exhibit 12

                  TRIMAS CORPORATION AND SUBSIDIARIES
          COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (Dollar Amounts in Thousands)



                                                          Three Months Ended
                                                              March 31,
                                                      1997                1996
Earnings:

      Income before income taxes                      $26,020           $23,170
      Fixed charges                                     2,130             2,980

      Earnings before fixed charges                   $28,150           $26,150



Fixed Charges:

      Interest                                        $ 1,890           $ 2,780
      Portion of rental expense                           290               250

      Fixed charges                                   $ 2,180           $ 3,030



Ratios of earnings to fixed charges                      12.9               8.6